Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
Asset Capital Corporation, Inc.
Bethesda, Maryland
We hereby consent to the use in this Registration Statement of our reports dated March 9, 2006, except as to Note 1B for which the date is June 23, 2006, which includes an explanatory paragraph regarding the restatement of the basis of presentation of the financial statements, June 16, 2006, September 16, 2005, September 16, 2005, January 26, 2006, September 16, 2005 and June 20, 2006 related to the consolidated financial statements of Asset Capital Corporation, Inc., the consolidated financial statements of Asset Capital Corporation, L.L.C. and the statements of revenue and certain expenses of Executive Tower, CareFirst Portfolio, RSMK Portfolio, Pinewood Plaza and Gees Group Portfolio which are contained in the Registration Statement.
We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO Seidman, LLP

New York, New York

July 25, 2006